INVESTMENT SUBADVISORY AGREEMENT

dated September 19, 2017, as amended and restated June 13, 2018 between Two Roads Shared Trust, Regents Park Funds, LLC and Anfield Capital Management, LLC

EXHIBIT A

As amended: February 2, 2022

Fund	Investment Advisory Fee	Effective Date
Anfield Capital Diversified Alternatives ETF	0.70%	September 19, 2017
Anfield Universal Fixed Income ETF	0.65%	June 13, 2018
Anfield U.S. Equity Sector Rotation ETF	0.70%	November 17, 2019
Anfield Tactical Fixed Income ETF	0.70%	November 17, 2019
Anfield Capital Management Extended Yield ETF	0.70%	March 4, 2020
APEX Global Healthcare ETF	0.68%	June 28, 2021
Regents Park Hedged Market Strategy ETF	0.68%	February 2, 2022

TWO ROADS SHARED TRUST,

On behalf of the Funds included herein on Exhibit A

By: /s/ Richard Malinowski

Name: Richard Malinowski

Title: Vice President

REGENTS PARK FUNDS, LLC

By: /s/ David Young

Name: David Young

Title: Chief Executive Officer